Exhibit 99.10

NICE Actimize Announces Next-Gen Fraud Management Platform Leveraging
Advanced AI and the Cloud to Fight Fraud and Enhance Customer Experience

With end-to-end operational enhancements, the latest release of IFM-X continually adapts to ever-changing customer behaviors and criminal threats to reduce fraud

Hoboken, N.J., November 23, 2020 – NICE Actimize, a NICE business (Nasdaq: NICE), today announced the latest version of its Integrated Fraud Management (IFM-X) platform that delivers one of the industry’s most advanced detection capabilities powered by artificial intelligence and machine learning. Providing a real-time response in detection and decisioning across some of the most extensive fraud coverage available on the market, NICE Actimize’s IFM-X introduces new capabilities that support financial services firms’ digital acceleration strategies with fraud management solutions for digital, real-time and open banking channels.

By utilizing NICE Actimize’s advanced IFM-X platform, financial institutions will achieve best-in-class fraud detection, prevention and end-to-end operational improvements. IFM-X offers enhanced, accelerated data acquisition capabilities which enable financial institutions to leverage the vast amount of identity, device and other critical data elements required for advanced enterprise fraud management.

This next-generation fraud management (EFM) platform enables holistic, cross-channel fraud management that is flexible and scalable. IFM-X is driven by advanced “Always on AI” and built upon deep industry expertise to provide clients with the ability to address new and emerging fraud trends with constantly adapting models that stop new fraud threats in their tracks. The advanced capabilities of IFM-X are able to power the entire suite of NICE Actimize Enterprise Fraud solutions, covering multiple payments products and servicing channels to allow organizations to stop fraud while delivering exceptional customer experiences.

“Financial services organizations require advanced data capabilities and automation to support their journey of digitalization to stay competitive and provide optimal customer experiences,” said Craig Costigan, CEO, NICE Actimize. “New market factors are influencing financial institutions’ strategies, including their reliance on specialized fraud solutions which enable scalable fraud coverage across an increasingly complex environment. The AI-driven IFM-X platform is designed to address these evolving needs.”

The updated NICE Actimize IFM-X platform includes the following enhanced features and benefits:

•
Open, always-on and agile analytics - powered by the X-Sight AI cloud, IFM-X provides best-in-class data intelligence, analytics and insights on a single cloud-native platform. Adaptable analytics offer more accurate real-time fraud detection, continuous feature engineering using Federated Learning techniques that leverage NICE Actimize’s proprietary payment fraud consortium and integrated modeling tools for self-development and support for Bring Your Own (BYO) Analytics. Quick production deployment of containerized models enables the agility FI’s need to adapt to the changing fraud landscape.

•
Easy data integration – Marking its continued investment in advanced data capabilities, IFM-X consumes from scalable, real-time data streams, interdicts and informs downstream systems with fraud intelligence in real-time.

•	Unprecedented performance and scalability – IFM-X enables organizations to consolidate cross-channel fraud management while maintaining the rapid detection required for real-time environments.
•
Entity-driven fraud investigation and resolution – Entity-centric triage and investigations provide a single, comprehensive view of customer intelligence for better, faster decisions which reduces resolution time and cost for fraud operation teams.

For additional information on NICE Actimize’s IFM-X platform, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.